                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. )(1)

                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   372910 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               c/o Arthur H. Amron
                        411 West Putnam Avenue, Suite 125
                  Greenwich, Connecticut 06830, (203) 862-7012
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 02, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.
                         (Continued on following pages)

----------------------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages

-----------------------------------------                                       ------------------------------------
                                                          13D
CUSIP No.  372910 20 8                                                          PAGE   2    OF   16   PAGES
          ------------------                                                         ------    ------
-----------------------------------------                                       ------------------------------------
--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Valentis SB, L.P.
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                           (b)  [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO (see Item 3)
---------- ---------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7       0 (See Item 5(b))
NUMBER OF                 ------- ----------------------------------------------------------------------------------
SHARES                    8       SHARED VOTING POWER
BENEFICIALLY                      5,317,803 (See Item 5(b))
OWNED BY                  ------- ----------------------------------------------------------------------------------
EACH REPORTING            9       SOLE DISPOSITIVE POWER
PERSON WITH                       0 (See Item 5(b))
                          ------- ----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  5,317,803 (See Item 5(b))
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,317,803 shares of Common Stock (See Item 5 (a))
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

12        CERTAIN SHARES                                                                                 [X]
--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.0% (See Item 5(a))
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          PN (Limited partnership)
--------- ----------------------------------------------------------------------------------------------------------

                               Page 2 of 16 Pages

-----------------------------------------                                       ------------------------------------
                                                          13D
CUSIP No.  372910 20 8                                                          PAGE   3    OF    16     PAGES
          ------------------                                                         ------     -------
-----------------------------------------                                       ------------------------------------
--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Valentis SB GP, LLC
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                           (b)  [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- ---------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)                                                                          [ ]

---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7       0 (See Item 5(b))
NUMBER OF                 ------- ----------------------------------------------------------------------------------
SHARES                    8       SHARED VOTING POWER
BENEFICIALLY                      5,317,803 (See Item 5(b))
OWNED BY                  ------- ----------------------------------------------------------------------------------
EACH REPORTING            9       SOLE DISPOSITIVE POWER
PERSON WITH                       0 (See Item 5(b))
                          ------- ----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  5,317,803 (See Item 5(b))
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,317,803 shares of Common Stock (See Item 5 (a))
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

12        CERTAIN SHARES                                                                                 [X]

--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.0% (See Item 5(a))
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO (Limited liability company)
--------- ----------------------------------------------------------------------------------------------------------



                               Page 3 of 16 Pages


----------------------------------------                                       ------------------------------------
                                                          13D
CUSIP No.  372910 20 8                                                          PAGE   4    OF   16    PAGES
          ------------------                                                         ------    -------
-----------------------------------------                                       ------------------------------------
--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Wexford Capital LLC
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a)  [ ]
                                                                                           (b)  [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- ---------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Connecticut
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7       0 (See Item 5(b))
                          ------- ----------------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
SHARES                            5,317,803 (See Item 5(b))
BENEFICIALLY              ------- ----------------------------------------------------------------------------------
OWNED BY                  9       SOLE DISPOSITIVE POWER
EACH REPORTING                    0 (See Item 5(b))
PERSON WITH               ------- ----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  5,317,803 (See Item 5(b))
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,317,803 shares of Common Stock (See Item 5 (a))
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

12        CERTAIN SHARES                                                                                 [X]

--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.0% (See Item 5(a))
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO (Limited liability company)
--------- ----------------------------------------------------------------------------------------------------------


                               Page 4 of 16 Pages


-----------------------------------------                                       ------------------------------------
                                                          13D
CUSIP No.  372910 20 8                                                          PAGE   5    OF   16    PAGES
          ------------------                                                         ------    -------
-----------------------------------------                                       ------------------------------------
--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Charles E. Davidson
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                           (b) [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- ---------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]

---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7       0 (See Item 5(b))
NUMBER OF                 ------- ----------------------------------------------------------------------------------
SHARES                    8       SHARED VOTING POWER
BENEFICIALLY                      5,317,803 (See Item 5(b))
OWNED BY                  ------- ----------------------------------------------------------------------------------
EACH REPORTING            9       SOLE DISPOSITIVE POWER
PERSON WITH                       0 (See Item 5(b))
                          ------- ----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  5,317,803 (See Item 5(b))
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,317,803 shares of Common Stock (See Item 5 (a))
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

12        CERTAIN SHARES                                                                                 [X]

--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.0% (See Item 5(a))
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN (Individual)
--------- ----------------------------------------------------------------------------------------------------------



                               Page 5 of 16 Pages

-----------------------------------------                                       ------------------------------------
                                                          13D
CUSIP No.  372910 20 8                                                          PAGE   6    OF   16    PAGES
          ------------------                                                         ------    -------
-----------------------------------------                                       ------------------------------------
--------------------------------------------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
1          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Joseph M. Jacobs
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                           (b) [ ]
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           N/A
---------- ---------------------------------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5          TO ITEM 2(d) OR 2(e)
                                                                                                         [ ]

---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
------------------------- ------- ----------------------------------------------------------------------------------
                                  SOLE VOTING POWER
                          7       0 (See Item 5(b))
NUMBER OF                 ------- ----------------------------------------------------------------------------------
SHARES                    8       SHARED VOTING POWER
BENEFICIALLY                      5,317,803 (See Item 5(b))
OWNED BY                  ------- ----------------------------------------------------------------------------------
EACH REPORTING            9       SOLE DISPOSITIVE POWER
PERSON WITH                       0 (See Item 5(b))
                          ------- ----------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  5,317,803 (See Item 5(b))
--------- ----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,317,803 shares of Common Stock (See Item 5 (a))
--------- ----------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

12        CERTAIN SHARES                                                                                 [X]

--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.0% (See Item 5(a))
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN (Individual)
--------- ----------------------------------------------------------------------------------------------------------


                               Page 6 of 16 Pages

                                  SCHEDULE 13D

INTRODUCTION.

                     The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D because due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit I.

ITEM 1.              SECURITY AND ISSUER.

                     This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Riverway, Suite 2100, Houston, Texas 77056.

ITEM 2.              IDENTITY AND BACKGROUND.

                     (a) This Schedule 13D is being jointly filed by (i) Valentis SB, L.P., a Delaware limited partnership ("Valentis LP"), (ii) Valentis SB GP, LLC, a Delaware limited liability company ("Valentis GP"), (iii) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (iv) Charles E. Davidson, and (v) Joseph M. Jacobs (the individuals and entities referred to above are sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons").

                     (b) The principal business and office address for each of the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06830.

                     (c) Valentis LP is a small business investment company comprised of private equity investors. The sole general partner of Valentis LP is Valentis GP. In addition, the United States Small Business Administration (the "SBA") has provided funds to, and owns a participating security interest in, Valentis LP. The SBA is entitled to a priority return on its investment in Valentis LP and a percentage interest in the profits of Valentis LP.

        Valentis GP was formed to serve as general partner of Valentis LP and to invest in various private equity funds. The names, business addresses, present principal occupation or employment (inclusive of the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each executive officer of Valentis GP are set forth Schedule A attached hereto, which is incorporated by reference herein


                               Page 7 of 16 Pages

        Wexford Capital is a registered investment advisor. Wexford Capital serves as investment advisor or sub-advisor to various entities, including Valentis LP and Valentis GP. Wexford Capital is also the manager of Valentis GP. Messrs. Davidson and Jacobs are the principal executive officers and control persons of Wexford Capital.

        Charles E. Davidson is chairman, a managing member and a controlling member of Wexford Capital. Joseph M. Jacobs is president, a managing member and a controlling member of Wexford Capital. Each of Messrs. Davidson and Jacobs is a controlling person or an investor in a number of private companies, including certain members of the sole limited partner of Valentis LP and certain members of Valentis GP.

                     (d) (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person named in Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f) Each of Messrs. Davidson and Jacobs is a United States citizen.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement (as hereinafter defined), on May 2, 2003, Valentis LP purchased 5,317,803 shares of Common Stock from the Company in a private placement transaction, for an aggregate cash purchase price of $2,000,000. The source of funds for the $2,000,000 aggregate purchase price for the Common Stock of the Company purchased by Valentis LP pursuant to the Securities Purchase and Exchange Agreement was private investment capital and funds received from the SBA.

ITEM 4.              PURPOSE OF TRANSACTION.

                     The purpose of the acquisition of the 5,317,803 shares of Common Stock (the "Shares") by Valentis LP was for investment.

                     The Shares were acquired by Valentis LP pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of May 2, 2003 (the "Securities Purchase and Exchange Agreement"), entered into by and among the Company, the holders of certain 2003 senior secured notes of the Company (collectively, the "2003 Notes") and related warrants to purchase common stock of the Company, the holders of certain 2005 senior secured notes of the Company and related warrants to purchase common stock of the Company, GeoLease Partners, L.P. ("GeoLease"), Blackhawk Investors II, L.L.C. ("Blackhawk II") and Valentis LP (Blackhawk II and Valentis LP are sometimes hereinafter collectively referred to as the "Cash Investors"), which provided for a series of debt restructuring, recapitalization and private placement transactions with the Company's principal creditors (collectively, the "Restructuring").


                               Page 8 of 16 Pages

                     As part of the private placement transactions that were part of the Restructuring, Blackhawk II, Blackhawk Investors, L.L.C., Blackhawk Capital Partners, Somerset Capital Partners, Steven A. Webster and William R. Ziegler (individually, a "Blackhawk Shareholder" and collectively, the "Blackhawk Shareholders"), entered into a Shareholders Agreement (the "Shareholders Agreement") with Valentis LP and the Company, providing for, among other things, certain co-sale rights and obligations, restrictions on transfer of shares and certain agreements concerning the voting of shares. For a three year period following the execution of the Shareholders Agreement, (i) each Blackhawk Shareholder agreed to vote all shares of Common Stock owned or controlled by him or it to elect and maintain as a director of the Company an individual nominated by Valentis LP to serve as its director designee (the "Valentis Designee"); (ii) Valentis LP agreed to vote all of the shares of Common Stock owned or controlled by it to elect and maintain as directors of the Company Messrs. Christopher Harte, Webster and Ziegler, the three incumbent directors of the Company, as the Blackhawk designees (the "Blackhawk Designees"); and (iii) the Company agreed to take all action deemed necessary, advisable or appropriate to facilitate the election and maintenance of the Valentis Designee and the Blackhawk Designees as directors of the Company, including without limitation, causing the Board of Directors of the Company to adopt a resolution increasing the size of the Board by one member and electing the initial designee of Valentis LP as a director to fill the vacancy created by the new directorship. In June, 2003, Valentis LP exercised its right under the Shareholders Agreement to cause its designee to be elected to the Board of Directors of the Company.

                     Pursuant to the Securities Purchase and Exchange Agreement, the Cash Investors (including Valentis LP), the holders of the 2003 Notes and related warrants that elected to receive Common Stock in lieu of cash upon exchange of their notes and warrants (sometimes hereinafter collectively referred to as the "2003 Noteholders"), and GeoLease entered into a Registration Rights Agreement dated as of May 2, 2003 with the Company (the "Registration Rights Agreement"), pursuant to which (i) the Cash Investors (including Valentis
LP) are entitled to three demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, pari passu with the registration rights of the 2003 Noteholders and GeoLease and (ii) GeoLease and the 2003 Noteholders, acting together, are entitled to two demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, with priority over other holders of registration rights but without preference to or priority over the registration rights of the Cash Investors (including Valentis LP).

                     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or



                               Page 9 of 16 Pages
corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

                     The descriptions of the Securities Purchase and Exchange Agreement, the Shareholders Agreement and the Registration Rights Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Shareholders Agreement, and the Registration Rights Agreement, copies of which are attached hereto as Exhibits II, III and IV, respectively, and incorporated herein by reference.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     (a) The aggregate number and percentage (based upon information supplied by the Company that there were 18,992,156 shares of Common Stock issued and outstanding after giving effect to the consummation of the Restructuring transactions (inclusive of the reverse stock split)) of shares of Common Stock beneficially owned by the Reporting Persons and any other persons named in Item 2 above are as follows:

                     The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Valentis LP on the date hereof are 5,317,803 shares of Common Stock, or approximately 28.0% of the shares of Common Stock issued and outstanding after giving effect to the consummation of the Restructuring transactions.

                     The aggregate number and percentage of the Common Stock which are owned beneficially by each of Valentis GP, Wexford Capital and Messrs. Davidson and Jacobs on the date hereof are the 5,317,803 shares of Common Stock, or approximately 28.0% of the shares of Common Stock issued and outstanding after giving effect to the consummation of the Restructuring transactions, that are owned of record by Valentis LP. Valentis GP may be deemed to beneficially own these shares owned of record by Valentis LP by reason of its position as the sole general partner of Valentis LP.; Wexford Capital may be deemed to beneficially owned these shares owned of record by Valentis LP by reason of its status as investment advisor to Valentis LP.; and each of Messrs. Davidson and Jacobs may be deemed to beneficially owned these shares owned of record by Valentis LP by reason of his status as a controlling person of Wexford Capital.

                     In addition, and notwithstanding the foregoing, if the Reporting Persons named in Item 2 hereof and the Blackhawk Shareholders are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the voting


                              Page 10 of 16 Pages
agreements and co-sale rights contained in the Shareholders Agreement, then each of the Reporting Persons may be deemed to beneficially own all 11,213,759 shares, or approximately 59.0% of the 18,992,156 shares of Common Stock issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by the Reporting Persons and the Blackhawk Shareholders. Each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares of Common Stock owned of record by any and all of the Blackhawk Shareholders.

                     (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                     None of the Reporting Persons may be deemed to have the sole power to vote (or direct the vote of) or the sole power to dispose of (or direct the disposition of) any shares of Common Stock.

                     Each of Valentis GP (as sole general partner of Valentis
LP), Wexford Capital (as investment advisor to Valentis LP), and Messrs. Davidson and Jacobs (as controlling persons of Wexford Capital), may be deemed to share with Valentis LP the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,317,803 shares of Common Stock owned of record by Valentis LP.

                     In addition, and notwithstanding the foregoing, by virtue of the voting agreements contained in the Shareholders Agreement, during the three year term of such voting agreements, (i) Valentis LP (and Valentis GP, as the sole general partner of Valentis LP, Wexford Capital, as the investment advisor to Valentis LP, and each of Messrs. Davidson and Jacobs, as controlling persons of Wexford Capital)) may be deemed to share with the Blackhawk Shareholders the power to vote (and direct the vote of) the 5,895,956 shares of Common Stock owned in the aggregate by the Blackhawk Shareholders, but only with respect to any vote on the election of directors and (ii) each of the Blackhawk Shareholders may be deemed to share with Valentis LP (and Valentis GP, as the sole general partner of Valentis LP, Wexford Capital, as the investment advisor to Valentis LP and each of Messrs. Davidson and Jacobs, as controlling persons of Wexford Capital)) the power to vote (and direct the vote of) the 5,317,803 shares of Common Stock owned of record by Valentis LP, but only with respect to any vote on the election of directors. Except to the extent of the voting agreements set forth in the Shareholders Agreement, each of the Reporting Persons expressly disclaims shared voting power and beneficial ownership of the 5,895,956 shares of Common Stock owned of record, in the aggregate, by the Blackhawk Shareholders.

                     (c) Except for the acquisition of the shares of Common Stock pursuant to the terms of the Securities Purchase and Exchange Agreement, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons (nor, to the best knowledge of any of such Reporting Persons, any person listed in Schedule A or Schedule B attached hereto) has effected any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the shares of Common Stock pursuant to the Securities Purchase and Exchange Agreement.


                              Page 11 of 16 Pages

                     (d) To the best knowledge of each of the Reporting Persons, no person other than those identified in this Schedule has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule, except that the SBA might be deemed to have an indirect right to receive dividends and/or sales proceeds with respect to the Common Stock to the extent of its priority return and percentage interest in the profits of Valentis LP.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     As previously disclosed in Item 4 above, (i) Valentis LP is a party to the Securities Purchase and Exchange Agreement, which provided for the sale and issuance of shares of Common Stock to such Reporting Person, and
(ii) Valentis LP entered into the Shareholders Agreement with the Company and the Blackhawk Shareholders. See Item 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement and the Shareholders Agreement.

                     In addition, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, Valentis LP, as a Cash Investor, entered into the Registration Rights Agreement with the Company, Blackhawk II, the 2003 Noteholders and GeoLease. See Item 4 above for further details with respect to the provisions of the Registration Rights Agreement.

                     The descriptions of the Securities Purchase and Exchange Agreement, Shareholders Agreement and Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, Shareholders Agreement and Registration Rights Agreement, copies of which are attached hereto as Exhibits II, III and IV, respectively, and incorporated herein by reference.

                     Except as described above, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule A attached hereto, is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of Schedule 13D.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

         I.          Joint Filing Agreement referred to in the Introduction.

         II. Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 3, 4, 5 and 6.

         III. Shareholders Agreement referred to in the Introduction and Items 4, 5 and 6.

         IV.         Registration Rights Agreement referred to in Items 4 and 6.




                              Page 12 of 16 Pages

                                    SIGNATURE


                     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:     July 11, 2003                 VALENTIS SB, L.P.
       --------------------------        By: Valentis SB GP LLC, its General
                                             Partner

                                         By: /s/PAUL JACOBI
                                             -----------------------------------
                                             Paul Jacobi, Vice President


Dated:     July 11, 2003                 VALENTIS SB GP LLC
       --------------------------

                                         By: /s/PAUL JACOBI
                                             -----------------------------------
                                                Paul Jacobi, Vice President


Dated:     July 11, 2003                 WEXFORD CAPITAL LLC
       --------------------------

                                         By: /s/ARTHUR H. AMRON
                                             -----------------------------------
                                              Arthur H. Amron, Principal and
                                              Secretary


Dated:     July 11, 2003
       --------------------------
                                         /s/CHARLES E. DAVIDSON
                                         ---------------------------------------
                                          CHARLES E. DAVIDSON, Individually


Dated:     July 11, 2003
       --------------------------
                                         /s/JOSEPH M. JACOBS
                                         ---------------------------------------
                                          JOSEPH M. JACOBS, Individually


                              Page 13 of 16 Pages

                                   Schedule A
                                   ----------
                    Executive Officers of Valentis SB GP, LLC
                    -----------------------------------------

         The following table sets forth the name, title, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive office of Valentis SB GP, LLC.


------------------------------ ---------------------------- --------------------------- ----------------------------
                                                            Name, Principal Business
                               Present Principal            & Address of Any Entity
Name, Title, Business          Occupation or                in which Employment is
Address                        Employment                   Conducted                   Citizenship
-------                        ----------                   ---------                   -----------
------------------------------ ---------------------------- --------------------------- ----------------------------
------------------------------ ---------------------------- --------------------------- ----------------------------
Joseph M. Jacobs,              President, principal and     (2)                         United States
President (1)                  managing member of Wexford
                               Capital LLC
------------------------------ ---------------------------- --------------------------- ----------------------------
Paul Jacobi, Vice              Vice President of Wexford    (2)                         United States
President (1)                  Capital LLC
------------------------------ ---------------------------- --------------------------- ----------------------------
Robert Holtz, Vice             Principal and officer of     (2)                         United States
President (1)                  Wexford Capital LLC
------------------------------ ---------------------------- --------------------------- ----------------------------
Arthur H. Amron, Vice          Principal and officer of     (2)                         United States
President and Assistant        Wexford Capital LLC
Secretary (1)
------------------------------ ---------------------------- --------------------------- ----------------------------
Jay Maymudes, Vice             Principal and officer of     (2)                         United States
President, Treasurer and       Wexford Capital LLC
Secretary (1)


(1) The business address for such officer of Valentis GP is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830.

(2) The name, principal business and address of the company in which such employment is conducted is: Wexford Capital LLC, a registered investment advisor, located at 411 West Putnam Avenue, Suite 125, Greenwich, CT 06830.


                              Page 14 of 16 Pages

                                  EXHIBIT INDEX
                                  -------------



-----------------------------------------------------------------------------------------------
Exhibit
Number            Description                                                         Page No.
------            -----------                                                         --------
---------------  ---------------------------------------------------------------  -------------
I                Schedule 13D Joint Filing Agreement dated July 11, 2003 among
                 the Reporting Persons                                                  16
---------------  ---------------------------------------------------------------  -------------
II               Securities Purchase and Exchange Agreement dated as of May
                 2, 2003 among the Company, the Cash Investors (including
                 Valentis LP), the 2003 Noteholders, the 2005 Noteholders and
                 GeoLease (Incorporated by reference to Form of Securities
                 Purchase and Exchange Agreement attached as Appendix A to the
                 Proxy Statement filed by the Company with the Commission on
                 February 14, 2003 (File No. 000-09268))
---------------  ---------------------------------------------------------------  -------------
III              Shareholders Agreement dated as of May 2, 2003 among the
                 Blackhawk Shareholders, Valentis LP and the Company
                 (Incorporated by reference to Exhibit III to Schedule 13D of
                 Blackhawk Investors II, L.L.C., Blackhawk Investors, L.L.C.,
                 Blackhawk Capital Partners, Somerset Capital Partners, Thomas
                 H. O'Neill, Jr., Steven A. Webster and William R. Ziegler filed with the Commission on May 12, 2003)(File No. 005-32355)

IV               Registration Rights Agreement dated as of May 2, 2003 among the
                 Company, the Cash Investors (including Valentis LP), the 2003
                 Noteholders and GeoLease (Incorporated by reference to Exhibit
                 V to Schedule 13D of Blackhawk Investors II, L.L.C., Blackhawk
                 Investors, L.L.C., Blackhawk Capital Partners, Somerset Capital
                 Partners, Thomas H. O'Neill, Jr., Steven A. Webster and William
                 R. Ziegler filed with the Commission on May 12, 2003)(File No.
                 005-32355)
---------------  ---------------------------------------------------------------  -------------


                              Page 15 of 16 Pages

                                                                       EXHIBIT I

                       SCHEDULE 13D JOINT FILING AGREEMENT

         This Schedule 13D Joint Filing Agreement, dated as of July 11, 2003, is entered into by and among Valentis SB, L.P. ("Valentis LP"), Valentis SB GP, LLC ("Valentis GP"), Wexford Capital LLC ("Wexford Capital"), Charles E. Davidson and Joseph M. Jacobs.

         Each of Valentis LP, Valentis GP, Wexford Capital and Messrs. Davidson and Jacobs (sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons") hereby confirms and represents to each other Reporting Person that he or it (as the case may be) is eligible to use Schedule 13D for the disclosure and filing of information required by Schedule 13D with respect to the common stock, par value $0.01 per share (the "Common Stock") of Geokinetics Inc. (the "Company").

         Pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons hereby agrees that the statement entitled
Schedule 13D relating to the Common Stock of the Company, to which this Schedule 13D joint filing agreement is attached as an exhibit, is filed on behalf of each of the Reporting Persons, and that any subsequent amendments thereto will likewise be filed on behalf of each of them. Each of the Reporting Persons further agrees that it will be responsible for the timely filing of the statement entitled Schedule 13D to which this Schedule 13D joint filing agreement is attached as an exhibit, and for any subsequent amendments thereto, and for the completeness and accuracy of the information concerning him or it (as the case may be) contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making such filing, unless such person knows or has reason to believe that such information is inaccurate.

                                    VALENTIS SB L.P.
                                    By: Valentis SB GP, LLC, its General Partner

                                    By: /s/ PAUL JACOBI
                                    --------------------------------------------
                                    Paul Jacobi, Vice President

                                    VALENTIS SB GP, LLC

                                    By: /s/ PAUL JACOBI
                                    --------------------------------------------
                                    Paul Jacobi, Vice President

                                    WEXFORD CAPITAL LLC

                                    By: /s/ARTHUR H. AMRON
                                    --------------------------------------------
                                    Arthur H. Amron, Principal & Secretary

                                    /s/CHARLES E. DAVIDSON
                                    --------------------------------------------
                                    CHARLES E. DAVIDSON, Individually

                                    /s/JOSEPH M. JACOBS
                                    --------------------------------------------
                                    JOSEPH M. JACOBS, Individually


                              Page 16 of 16 Pages